SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

CNPJ No. 42.150.391/0001-70 - NIRE 29300006939

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 20, 2018

On June 20, 2018, at 1:00 p.m., at the Company’s office, located at Rua Lemos Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held, with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. Board Member Edson Chil Nobre was absent for a justified reason, and was represented by Mr. Ernani Filgueiras de Carvalho, as per the power of attorney granted pursuant to article 24, paragraph 2 of the Company's Bylaws.

AGENDA: I) Subjects for resolution: After due analysis of the Proposals for Resolution (“PD”), which were previously forwarded to the Board Members, along with the relevant documentation, and shall remain duly filed at the Company’s headquarters, the following resolutions were approved by unanimous vote of the attendees: 1) PD.CA/BAK-11/2018 – Addendum to the Service Agreement entered into between Braskem and CNO – after reporting by the Compliance Committee, the execution of such addendum was approved, pursuant to the terms and conditions set forth in the respective PD; 2) PD.CA/BAK-12/2018 – Addendum to the Sublease Agreement between Braskem, CNO and Abiatar – after reporting by the Compliance Committee, the execution of such addendum was approved, pursuant to the terms and conditions set forth in the respective PD; 3) PD.CA/BAK-13/2018 – Braskem's Dividend Distribution Policy – after reporting by the Finance and Investment Committee, Braskem's Dividend Distribution Policy was approved.

ADJOURNMENT: As there were no further matters to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo, June 20, 2018. Signed: Marcelo Lyrio – Chairman; Marcella Menezes Fagundes - Secretary; Carla Gouveia Barretto; Ernani Filgueiras de Carvalho; João Carlos Trigo de Loureiro; Gesner José de Oliveira Filho; Luiz de Mendonça; João Cox Neto; Pedro Oliva Marcilio de Sousa; Marcus Vinicius de Oliveira Magalhães; and Rodrigo J. P. Seabra Monteiro Salles.

I hereby certify that the abovementioned resolution was extracted from the minutes filed in the proper book.

Marcella Menezes Fagundes

Secretary

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000
Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71) 3504-7932
São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.